Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
Select Leaders Series I
Select Leaders Series II-IV
Select Leaders Outlook Series I/II

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Three:
Select Leaders Series I
Select Leaders Series II-IV
Select Leaders Outlook Series I/II

Supplement dated June 26, 2024 to the product notice dated April 29, 2024

This supplement to the product notice outlines changes in fund fees related to certain investment options. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
2. Key Information Table
Appendix A - Funds Available Under the Contract
All other provisions outlined in the product notice remain unchanged. This supplement is for informational purposes and requires no action on your part.
In section 2. Key Information Table: The Investment Options (fund fees and expenses) reflected in the “Ongoing Fees and Expenses (annual charges)” table are replaced as follows:

Annual Fee	Minimum	Maximum
Investment Options (fund fees and expenses)	0.53%²	1.65%²
In Appendix A - Funds Available Under the Contract: the following fund fees are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.93%
Franklin Small-Mid Cap Growth VIP Fund - Class 2 Adviser: Franklin Advisers, Inc.	1.08%*
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.84%*
Templeton Developing Markets VIP Fund - Class 1 Adviser: Templeton Asset Management Ltd.	1.10%*

This supplement should be retained for future reference.

HV-8121